EXHIBIT 12.3

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - PROGRESS ENERGY
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2015	2014	2013	2012	2011
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations(a)	$1,579	$1,418	$1,029	$527	$910
Fixed charges	838	841	872	884	827
Deduct:
Pretax income attributable to noncontrolling interests of subsidiaries that have not incurred fixed charges	—	—	—	2	3
Preference security dividend requirements of consolidated subsidiaries	—	—	—	6	6
Total earnings	$2,417	$2,259	$1,901	$1,403	$1,728

Fixed charges:
Interest on debt, including capitalized portions	$738	$732	$772	$782	$769
Estimate of interest within rental expense	100	109	100	96	52
Preference security dividend requirements of consolidated subsidiaries	—	—	—	6	6
Total fixed charges	$838	$841	$872	$884	$827
Ratio of earnings to fixed charges	2.9	2.7	2.2	1.6	2.1
Ratio of earnings to fixed charges and preferred dividends combined(b)	2.9	2.7	2.2	1.6	2.1

(a)	Excludes amounts attributable to noncontrolling interests and income or loss from equity investees.
(b)    For all periods presented, Progress Energy, Inc. had no preferred stock outstanding.